UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For immediate release

September 17, 2020

METHANEX ANNOUNCES OFFERING OF SENIOR UNSECURED NOTES

•Proceeds intended to be used for debt repayment, maintenance capital expenditures, working capital and other general corporate purposes

VANCOUVER, BRITISH COLUMBIA (September 17, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has launched an offering of senior unsecured notes. Methanex intends to use the net proceeds from the offering to repay or redeem our existing 5.25% unsecured notes due on March 1, 2022, of which US$250 million in aggregate principal amount is outstanding, and for maintenance capital expenditures, working capital or other general corporate purposes.

J.P. Morgan Securities LLC, BMO Capital Markets Corp., BNP Paribas Securities Corp. and RBC Capital Markets, LLC are acting as the joint book-running managers of the offering. The notes will be offered via an underwritten public offering pursuant to an effective shelf registration statement in the United States.

A copy of the preliminary prospectus supplement (and accompanying base shelf prospectus, as amended) may be obtained by calling J.P. Morgan Securities LLC collect at (866)-803-9204 or writing to J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717. You may also obtain these documents for free by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov or SEDAR on the Canadian Securities Administrators website at www.sedar.com.

* * * * *

This news release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such province or jurisdiction.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”.

Forward-Looking Statements

This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word “intend”, “will” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statement regarding Methanex’s intended use of proceeds is a forward-looking statement.

Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in our 2019 Annual Management’s Discussion and Analysis and Second Quarter 2020 Management’s Discussion and Analysis and in our public files with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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For further information, contact:
Kim Campbell
Director, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 17, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary